UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	06 August 2024 - “Directorate Change”

99.1

Haleon plc: Board Changes

6 August 2024: Haleon plc (the "Company" or "Haleon") (LSE/NYSE: HLN) today announces the appointment of two independent Non-Executive Directors to its Board, Alan Stewart and Nancy Avila.

Alan Stewart is to be appointed as an independent Non-Executive Director on 1 September 2024 and will join the Audit & Risk, Environmental & Social Sustainability, Nominations & Governance, and Remuneration Committees on appointment. Alan will then succeed Deirdre Mahlan as the Chair of the Audit & Risk Committee when Deirdre steps down from the Board on 1 October 2024.

Alan has significant corporate finance, accounting and international experience from a wide range of consumer-related industries. He has extensive board and listed company experience. He is currently a Non-Executive Director on the boards of Diageo plc, where he chairs the Audit Committee and is a member of the Remuneration and Nomination Committees, and Burberry Group plc where he chairs the Audit Committee and is a member of the Nomination and Remuneration Committees. He was previously Non-Executive Director and Chair of the Remuneration Committee of Reckitt Benckiser Group PLC. In his executive career, Alan was Chief Financial Officer of Tesco PLC from 2014 to 2021. Prior to joining Tesco, Alan was CFO of Marks & Spencer PLC. He is a Chartered Accountant. Alan was a founder member of the Accounting 4 Sustainability CFO network and is currently a member of Chapter Zero.

Nancy Avila is to be appointed as an independent Non-Executive Director on 1 September 2024 and will join the Audit & Risk Committee on appointment. Nancy has spent the majority of her career in technology and business operations in healthcare, life sciences, industrial, and distribution across several Fortune 100 companies, these include McKesson Corporation, where she was Chief Information and Technology Officer, Johnson Controls Inc., and Abbott Laboratories Inc. Nancy has significant experience leading business transformations with technology, developing new digital channels for growth, modernising operations and addressing regulatory, technology, cyber and financial risk. Nancy is an independent Director of Comerica Incorporated and a member of the Enterprise Risk Committee.

Sir Dave Lewis, Haleon's Chair commented: "On behalf of the Board, I would like to welcome Alan and Nancy to Haleon. Alan will bring a wealth of board, executive and leadership insights and Nancy will bring valuable technology, business transformation, digital and cyber experience to support the Board's discussions in these areas. I would like to thank Deirdre for her considerable contributions to the Board and for chairing the Audit & Risk Committee since Haleon's listing in July 2022. We wish her all the best for the future."

The Company confirms that there is no further information to be disclosed under the requirements of UKLR 6.4.8R in relation to Alan Stewart's and Nancy Avila's appointments.

Amanda Mellor
Company Secretary

About Haleon
Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: August 06, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary